Exclusive Purchase Agreement

As of 1/26/2022

This exclusive purchase agreement (the “Purchase Agreement”) is made between VV Markets, LLC (“Purchaser” or “us”) and Liv-ex Limited. (“Broker” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points

-You will broker the Asset(s) for purchase by the Purchaser, and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

-We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

-For a period of thirty (30) days from the trade settlement date (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights and Obligations

-You have the ability to supply the Assets listed in the Asset Table.

-Upon trade settlement, you will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Purchase Agreement.

-You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

-You will not advertise the allocated cases or bottles of the Collection online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

-Upon the completion of the offering, you will continue to store, maintain, and insure the assets, in exchange for the payment of storage fees

The Results:

-Upon the successful completion of the relevant offering through the Vint platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:

-This Purchase Agreement may be modified or amended only with the prior written consent of both Purchaser and Broker.

Asset Table

Rose Champagne Collection
Wine	Vintage	Quantity	Bottle Size (ml)
Louis Roederer, Cristal Rose	2012	3	750
Pol Roger, Rose Brut Vintage	2002	24	750
Charles Heidsieck, Rose Millesime	2008	36	750
Louis Roederer, Cristal Vinotheque Rose	1999	4	1500
Louis Roederer, Cristal Vinotheque Rose	1999	3	750
Louis Roederer, Cristal Rose	2012	4	1500

Description:	Rose Champagne Collection
Total Acquisition Cost:	$36,322
Consideration: Cash (%) Equity (%) Total	$36,322 (100%) (0%) $36,322
Other Terms:	Liv-Ex 30 day payment terms following settlement

Acknowledged and Agreed:

/s/Nicholas King	/s/Robbie Stevens

VV Markets	Broker
Name: Nicholas King	Name: Robbie Stevens
Title: Chief Executive Officer	Title: Territory Manager